

February 13, 2009

Mr. Faith Lam, Chief Executive Officer
China Health Care Corporation
T Plaza Center, Suite 400
15950 North Dallas Parkway
Dallas, TX 75249

> **Re: China Health Care Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed December 29, 2008**
> **Response Letter Dated December 24, 2008**
> **File No. 333-127016**

Dear Mr. Lam:

We have reviewed your filing and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

General

1.   We note that you are a domestic registrant with operations in the People's Republic of China. Rule 5-04(a)(3) of Regulation S-X requires Schedule I - condensed financial information of the Registrant, if the stated conditions are met. Please clarify how you determined the stated conditions are not met, including your calculations to show such schedule is not required. If the stated conditions are met, please revise your filing to provide this schedule.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenue

2.   We note that you include wages paid to doctors and medical personnel who
        provide the initial training and hospital management expertise to the hospital
        when the VIP Birthing Centers are initially setup on a non-fixed on-going basis to
        cost of revenues. Please clarify whether you incur other labor costs associated
        with your consulting services. In addition, explain the nature of the labor costs
        that you charge to selling, general and administrative expense.

Report of Registered Independent Public Accounting Firm, page 1

3.   In an amended filing, provide an accountants' report for the fiscal year ended
        September 30, 2008, as required by Regulation S-X Rule 2-02. In addition,
        please confirm that the financial statements as of and for the year ended
        September 31, 2008 were audited by an independent public accounting firm.

Consolidated Statement of Operations, page 4

Years Ended September 30, 2008 and 2007

Consolidated Statements of Operations and Comprehensive Loss, page F-4

4.   We have considered your response to our prior comment number 13. Please
        clarify your response as to whether the VIP Birthing Center in Guangzhou, which
        ceased operation in March 2007, had any revenues or expenses reported in your
        Fiscal Year ended September 30, 2006. Such revenues or expenses should be
        reclassified and reported as discontinued operation for the Fiscal Year ended
        September 30, 2006. We again refer you to paragraph 43 of SFAS 144, which
        requires you to report the results of operations for the current and prior periods in
        discontinued operations.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

g) Revenue Recognition, page 32

5.   Your response to prior comment number 13 indicates that you provide capital
        investment and consultancy services to all your customers except Xiamen Center.
        Please further clarify the following:

- In more detail, explain the terms of your consultancy services that you provide to the various Centers that you serve. For example, please explain the length of each consultancy agreement, how you are compensated (e.g., time and materials, fixed fee) and the exact nature of the services you are required to provide.
- Clarify the nature and amount of the capital investment that you provided to the Wuxi, Changsha and Foshan Centers and how you have determined that the consideration received from these centers represents revenue and not a return on investment.
- Explain the significant terms of your contract with the Macau Center.

6. It appears that your investment in the Centers is in the form of capital equipment and leasehold improvements based on your response to prior comment number 6. If this is correct, please clarify how you are accounting for such property, plant and equipment that you have invested and the basis for your accounting. As part of your response, please clarify how you have evaluated SFAS 13 and EITF 01-8 to determine whether this investment represents a lease of the property invested.

Unaudited Financial Statements June 30, 2008 and 2007

Notes to Consolidated Financial Statements

Note 10 – Convertible Preferred Shares, page 38

7. We note your reclassification of the outstanding preferred shares as liabilities as of September 30, 2008 in response to our comment 20. Please provide your analysis and references to the relevant accounting standards you considered that led to this conclusion. In addition, tell us why this reclassification was not reported as a correction of an error pursuant to SFAS 154. Please provide your materiality analysis pursuant to SAB 99 which supports your conclusion.

Controls and Procedures

Management's report on internal control over financial reporting, page 46

8. Include a statement as required by Regulation S-K Item 308T(a)(4) that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting.

Changes in internal control over financial reporting, page 47

9.   Revise your disclosure to address <u>any change in internal control over financial reporting as required by</u> Regulation S-K Item 308T(b).

<u>Exhibits 31.1 and 31.2</u>

10.   We note that the wording of these certifications is not exactly as required by Exchange Act Rule 13a-14(a). In your amended filing, these exhibits should be titled "Certifications" and paragraph four should also address your responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

<u>Form 10-Q for the Quarter Ended September 30, 2008</u>

11.   Please clarify why you provided a Form 10-Q for the period ended September 30, 2008 when this is your fiscal year end. Please be advised that if you were planning to change your fiscal year you would be required to file a transition report pursuant to the requirements of Exchange Act Rule 13a-10 and 15d-13 and Financial Reporting Codification 102.05. You would not be permitted to change your fiscal year by filing an interim report.

12.   Please clarify why the unaudited balance sheet amounts reported in your unaudited financial statements do not agree to the amounts reported in your audited financial statements as filed in your Form 10-K on December 29, 2008.

<u>Form 8-K/A filed on January 20, 2009</u>

<u>Unaudited Financial Statements</u>

<u>June 30, 2008 and 2007</u>

13.   Please clarify why the amounts reported on your balance sheet as of September 30, 2007 in your interim report does not agree to the amounts reported in your audited financial statements as of September 30, 2007 as provided in the Form 8-K/A. Please discuss all material differences and explain how you considered SFAS 154 and SAB 99 when determining whether these changes represent errors in previously issued financial statements that would require restated financial statements.

14.   Please clarify why the audited financial statements of UPMG as of September 30, 2007 as contained within this filing do not agree to the September 30, 2007 audit financial statements provided in your Form 10-K filed on December 29, 2008.

15.   We note that your certifying officers have concluded that your internal controls over financial reporting and your disclosure controls and procedures are effective as of September 30, 2007 based on your disclosure on page 46 of your Form 10-K. Please clarify how you have evaluated the changes in the reported amounts in your periodic filings and other reporting deficiencies when making this conclusion.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gary Newberry at (202) 551- 3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

                                        Sincerely,

                                        Chris White
                                        Branch Chief